SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding a Change in Representative Executive Officer”.
2.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 10, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

December 10, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding a Change in Representative Executive Officer

TOKYO, Japan – December 10, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding a change in representative executive officer following a resolution passed by the Board of Directors on the same day.

1. Change in Representative Executive Officer

Name	New Position	Present Position
Makoto Inoue	Director Representative Executive Officer, President and Co-Chief Executive Officer	Director Representative Executive Officer, President and Chief Operating Officer

Representative Executive Officer and Chairman Yoshihiko Miyauchi will continue to manage ORIX Group as Chief Executive Officer. The management change is effective as of January 1, 2014.

2. Reason for the change

The management change is implemented to further enhance the management structure.

3. Profile of the newly appointed Representative Executive Officer

See attached.

Makoto Inoue

Hometown:	Tokyo, Japan
Born:	October 2, 1952 (61 years old)
Education:	Mar. 1975	Chuo University, Faculty of Law

Business Experience:	Apr. 1975	Joined ORIX
	Jan. 2003	Deputy Head of the Investment Banking Headquarters
	Feb. 2005	Executive Officer
Head of the Alternative Investment and Development Headquarters
	Jan. 2006	Corporate Senior Vice President
	Dec. 2006	(Concurrent) Responsible for the IT Planning Office
	May 2007	(Concurrent) President of ORIX Computer Systems Corporation
	Jun. 2008	(Concurrent) Head of the International Administrative Headquarters
	Jan. 2009	Head of the Global Business and Alternative Investment Headquarters
	Jun. 2009	Corporate Executive Vice President
	Jun. 2010	Director, Deputy President
	Oct. 2010	(Concurrent) Head of the Investment Banking Headquarters
	Jan. 2011	Director, Representative Executive Officer, President and Chief Operating Officer (Present Position)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 34 countries and regions outside of Japan, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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December 10, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – December 10, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of January 1, 2014
Director, Representative Executive Officer, President and Co-Chief Executive Officer	Director, Representative Executive Officer, President and Chief Operating Officer	Makoto Inoue

Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department	Director, Representative Executive Officer, Deputy President and Chief Financial Officer	Haruyuki Urata

Director, Deputy President, Chief Information Officer, Head of Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office

Director,

Deputy President,

Chief Information Officer,

Head of Human Resources and Corporate Administration Headquarters

Responsible for Group Compliance Department

Responsible for Group Internal Audit Department

Tamio Umaki

New Position	Present Position	Name
Changes Effective as of January 1, 2014

Director,

Corporate Executive Vice President

Responsible for Investment and Operation Headquarters

Responsible for Energy and Eco Services Business Headquarters

Head of Global Business and Alternative Investment Headquarters

	Director, Corporate Executive Vice President Responsible for Investment and Operation Headquarters	Kazuo Kojima

Director, Corporate Executive Vice President Head of Real Estate Headquarters Responsible for Special Investments Group Responsible for Finance Department President, ORIX Real Estate Corporation	Director, Corporate Executive Vice President Head of Real Estate Headquarters President, ORIX Real Estate Corporation	Yoshiyuki Yamaya

Director, Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation President, NS Lease Co., Ltd.

Director,

Corporate Executive Vice President

Head of Domestic Sales Administrative Headquarters: Head of Tokyo Sales

Chairman, ORIX Auto Corporation

Chairman, ORIX Rentec Corporation

President, NS Lease Co., Ltd.

Katsutoshi Kadowaki

Corporate Executive Vice President Head of East Asia Business Headquarters	Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Regional Director for China	Yuki Ohshima

Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters	Executive Officer Head of Investment and Operation Headquarters	Yuichi Nishigori

Corporate Senior Vice President Chairman, ORIX USA Corporation	Executive Officer Chairman, ORIX USA Corporation	Hideto Nishitani

Executive Officer Head of Investment and Operation Headquarters	Executive Officer Deputy Head of Investment and Operation Headquarters	Shuji Irie

Executive Officer Domestic Sales Administrative Headquarters: Head of Tokyo Sales and Head of New Business Development	Executive Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department	Satoru Matsuzaki

Executive Officer Deputy Head of Energy and Eco Services Business Headquarters	Executive Officer Deputy Head of Global Business and Alternative Investment Headquarters	Tsukasa Kimura

Executive Officer Director, Robeco Groep N.V.		Masaaki Kawano

Executive Officer Responsible for Group Compliance Department Responsible for Group Internal Audit Department	Corporate Senior Vice President, ORIX Life Insurance Corporation	Hiroko Yamashina

Organizational Reforms (as of January 1, 2014)

New Business Development Headquarters will be newly established in the Domestic Sales Administrative Headquarters.

China Business Division and Korea Business Division of the Global Business and Alternative Investment Headquarters will be transferred to the newly established East Asia Business Headquarters.

Business Development Department, Energy and Eco Services Department, Electric Power Business Department, Storage Battery Business Department, Administration Management Department and Technical Administration Department of the Investment and Operation Headquarters will be transferred to the newly established Energy and Eco Services Business Headquarters.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 34 countries and regions outside of Japan, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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